EXHIBIT 10.3

April 1, 2020

Dave Boennighausen

Dear Dave:
Pursuant to your Employment Agreement dated as of September 21, 2017 with the Company, you are entitled to receive a base salary as determined by the Compensation Committee which is subject to increase as determined by the Committee, but which may not be decreased below the level set forth in the Employment Agreement (“Salary Protection”). Given the current crisis surrounding Covid-19 and the recommendation of the Compensation Committee, you have agreed to temporarily waive the Salary Protection provisions in your Employment Agreement as is further reflected in the attached Unanimous Written Consent of the Compensation Committee. By signing below, you are acknowledging you agree to this temporary waiver.

Sincerely,

By:	/s/ MELISSA M. HEIDMAN
Name:	Melissa M. Heidman
Title:	Executive Vice President and General Counsel

Acknowledged by:

By:	/s/ DAVE BOENNIGHAUSEN
Name:	Dave Boennighausen
Title:	Chief Executive Officer